UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
_______________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-33911

_______________________

RENESOLA LTD
_______________________

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-189650), initially filed with the Securities and Exchange Commission on June 28, 2013 and as amended on August 7, 2013 and September 6, 2013, and declared effective on September 9, 2013.

First Quarter 2016 Results

ReneSola Ltd (“ReneSola” or the “Company”) reported its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

	Q1 2016	Q/Q Change	Y/Y Change
Revenue	$260.7	-12.0%	-25.3%
Gross Profit	$44.5	-6.2%	+21.4%
Operating Income	$12.2	-27.7%	N/A
Net Income	$5.7	-13.9%	N/A

•	Revenue of $260.7 million was in-line with management guidance range of $260-$270 million
•	Gross margin increased to 17.1% from 16.0% in Q4 2015 and 10.5% in Q1 2015
•	Net Income was $5.7 million, compared with $6.7 million in Q4 2015 and net loss of $18 million in Q1 2015
•	Total external module shipments were 350.7 MW while module shipments to the Company’s downstream projects were 20.1 MW;
•	Sold 9.7 MW of projects in Bulgaria; the sales were booked as disposal of assets and contributed to operating income of $2.5 million;
•	The Company now has a solar power project pipeline of 785.3 MW at different development stages; and
•	The Company connected four utility-scale projects to UK grid during the quarter with total capacity of approximately 20 MW

First Quarter 2016 Financial Results

Revenue of $260.7 million was down 12.0% q/q and 25.3% y/y and in-line with guidance of $260-$270 million. The revenue decline reflects lower module ASP and lower module shipments to external customers as the Company continues to scale back its OEM business and shift towards downstream project development.

Gross profit of $44.5 million was down 6.2% q/q and up 21.4% y/y. Gross margin increased to 17.1% from 16.0% in Q4 of 2015 and 10.5% in Q1 of 2015. The sequential margin improvement in the quarter was due to wafer margin improvement.

Operating expenses of $32.3 million were 12.4% of revenue, up from 10.3% in Q4 of 2015 and down from 13.2% in Q1 of 2015.

Operating income was $12.2 million, compared to operating income of $16.9 million in Q4 of 2015and operating loss of $9.5 million in Q1 of 2015. Operating margin decreased sequentially to 4.7% from 5.7% in Q4 of 2015.

Non-operating expenses of $6.1 million include net interest expense of $9.1 million and loss on derivative of $0.6 million, offset by foreign exchange gains of $2.9 million.

Net income was $5.7 million, compared to a net income of $6.7 million in Q4 of 2015 and a net loss of $18.0 million in Q1 of 2015. Earnings per ADS were $0.06, compared to $0.07 in Q4 of 2015.

Balance Sheet, Liquidity and Capital Resources

The Company had cash and equivalents (including restricted cash) of $190 million as of March 31, 2016. Total debt was $737 million, largely in-line with the debt balance as of December 31, 2015. Short-term borrowings increased $66.8 million in the quarter due to an increase of working capital loans and factoring arrangements, coupled with the fact that $31 million of the current portion of long-term borrowings were reclassified as short-term borrowings. Total long-term borrowings decreased in the quarter as the long-term loan associated with the Bulgaria projects was transferred to the buyer, and as mentioned above, a portion of the long-term borrowings was reclassified as short-terms borrowings. During the quarter, the Company repurchased all of the remaining convertible notes of $26.1 million.

First Quarter Operating Highlights

Since disclosing its strategic shift to solar power project development at the start of 2015, the Company has focused its efforts on developing, operating and selling high-quality solar power projects. Activity is centered on building a pipeline of distributed generation and utility-scale projects in attractive geographies worldwide.

Project Sales

The Company sold two projects in Bulgaria in the first quarter of 2016, representing a total of 9.7 MW of generating capacity. Because these projects were recognized as long-term assets on the balance sheet since the end of 2013, the sale was booked as disposal of assets and the gain on sale was included in operating income. The purchase included cash payment of $5.1 million and the assumption of project debt. The structure of the transaction reflects the Company’s continued focus to reduce debt and monetize projects assets.

Project Sales	Location	Size (MW)
Nove ECO	Bulgaria	5.0
MG Solar	Bulgaria	4.7

Operating Assets

After the sale of projects in Bulgaria, the Company currently owns and operates two solar power projects it developed in earlier years. While the Company expects the projects to produce a steady stream of recurring revenue, the Company is holding its operating assets for eventual sale.

IPP Assets	Location	Size (MW)
Lucas EST	Romania	6.0
Ecosfer Energy	Romania	9.4

Project Pipeline

The company currently has 785.3 MW of projects in various stages of development. The geographic distribution of projects is outlined in the table below.

Project Location	Total Pipeline (MW)	Late Stage Projects of Total Pipeline (MW)
USA	121.4	103.3[1]
UK	180.5	65.3
Japan	31.5	29.6
Canada	32.3	9.0
Poland	140.0
Turkey	116.0	116.0[2]
Spain	75.0
Thailand	50.0
France	38.6
Total	785.3	323.2

Modules and Wafers

The Company continues to fully utilize its capacity to provide high quality products at lower cost to select customers. The Company considers its competitive advantages to be improving conversion efficiency and supply chain management.

During the first quarter, total external module shipments were 350.7 MW, representing a decrease of 6.0% from Q4 2015. Total wafer shipments were 351.0 MW, up 29.8% q/q and up 79.9% y/y.

LED

During the first quarter, ReneSola’s LED business reached revenue of $6.2 million, up from $4.9 million in Q4 2015, and achieved a gross margin of over 30%.

The energy efficiency market is a large and growing market, and LED lighting is a critical element. A key strategic focus of the Company is to grow its share in the high-growth LED market by utilizing its world-wide distribution channels.

Safe Harbor Statement

Certain statement in this Current Report on Form 6-K may contain statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

1 On March 25, 2016, the Company entered into a binding settlement term sheet with Pristine and certain of its affiliates to resolve our dispute, dismiss the action that we previously filed against Pristine and transfer 88 MW solar energy projects under development in California, North Carolina, and Minnesota by Pristine and its affiliates to one of our wholly owned subsidiaries in the United States. Upon consummation of the transfer, we will be the 100% owner of the 88 MW portfolio of solar energy projects.

2 With the start of operation, the projects will be transferred into a joint venture, of which Renesola will hold 50% of equity interest.

RENESOLA LTD
Unaudited Consolidated Balance Sheets
(US dollars in thousands)
	Mar 31,	Dec 31,	Mar 31,
	2016	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	38,687	38,045	47,857
Restricted cash	151,339	140,338	180,291
Accounts receivable, net of allowances for doubtful accounts	176,391	161,166	133,462
Inventories	181,659	193,171	268,546
Advances to suppliers-current	28,316	18,480	50,629
Amounts due from related parties	95	111	12
Value added tax recoverable	20,573	24,525	29,261
Prepaid income tax	1,900	3,609	1,108
Prepaid expenses and other current assets	15,901	27,770	48,457
Project assets	34,949	20,214	65,791
Deferred convertible notes issue costs-current	-	35	414
Derivative assets	-	56	1,839
Assets held-for-sale	-	4,241	-
Deferred tax assets-current, net	2,242	5,989	3,568
Total current assets	652,052	637,750	831,235

Property, plant and equipment, net	603,248	630,462	728,670
Prepaid land use right, net	37,179	37,240	40,381
Deferred tax assets-non-current, net	14,121	10,238	17,428
Deferred convertible notes issue costs-non-current			-
Advances for purchases of property, plant and equipment	1,288	382	954
Deferred project costs	20,874	20,874	-
Other long-lived assets	10,144	9,374	8,360
Total assets	1,338,906	1,346,320	1,627,028

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current		26,145	62,850
Short-term borrowings	735,610	668,788	681,707
Accounts payable	301,976	300,176	478,559
Advances from customers-current	24,985	28,101	53,109
Amounts due to related parties	3,189	2,677	2,889
Other current liabilities	62,727	77,237	118,794
Income tax payable	124	130	124
Derivative liabilities	343	30	22
Warrant liability	158	578	1,733
Total current liabilities	1,129,112	1,103,862	1,399,787

Convertible notes payable-non-current			-
Long-term borrowings	1,551	38,777	41,342
Advances from customers-non-current			1,191
Deferred revenue	32,376	32,376	-
Warranty	38,070	36,024	34,298
Deferred subsidies and other	23,116	23,242	24,988
Other long-term liabilities	15	105	1,128
Total liabilities	1,224,240	1,234,386	1,502,734

Shareholders' equity
Common shares	477,419	477,965	478,391
Additional paid-in capital	7,707	7,669	6,882
Accumulated loss	(429,544)	(435,277)	(448,230)
Accumulated other comprehensive income	59,084	61,577	87,251
Total equity attribute to ReneSola Ltd	114,666	111,934	124,294
Total shareholders' equity	114,666	111,934	124,294

Total liabilities and shareholders' equity	1,338,906	1,346,320	1,627,028

RENESOLA LTD
Unaudited Consolidated Statements of Income
(US dollar in thousands, except ADS and share data)

		Three Months Ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015

Net revenues	260,696	296,388	349,003
Cost of revenues	(216,191)	(248,917)	(312,338)
Gross profit	44,505	47,471	36,665
GP%	17.1%	16.0%	10.5%

Operating (expenses) income:
Sales and marketing	(13,500)	(12,465)	(21,843)
General and administrative	(13,269)	(15,211)	(13,736)
Research and development	(8,190)	(9,518)	(13,418)
Other operating income	2,694	6,651	2,812
Total operating expenses	(32,265)	(30,543)	(46,185)
	-12.4%	-10.3%	-13.2%
Income (loss) from operations	12,240	16,928	(9,520)
	4.7%	5.7%	-2.7%
Non-operating (expenses) income:
Interest income	777	544	932
Interest expense	(9,860)	(10,352)	(10,842)
Foreign exchange gains (losses)	2,945	2,056	(16,070)
Gains (losses) on derivatives, net	(602)	(1,159)	4,501
Investment gain on disposal of subsidiaries	7		-
Gains on repurchase of convertible bonds	213	-	11,648
Fair value change of warrant liability	420	(315)	158
Income (loss) before income tax, noncontrolling interests	6,140	7,702	(19,193)

Income tax (expense) benefit	(407)	(1,046)	1,165
Net income (loss)	5,733	6,656	(18,028)

Less: Net income (loss) attributed to noncontrolling interests			-
Net income (loss) attributed to holders of ordinary shares	5,733	6,656	(18,028)

Earnings per share
Basic	0.03	0.03	(0.09)
Diluted	0.03	0.03	(0.09)

Earnings per ADS
Basic	0.06	0.07	(0.18)
Diluted	0.06	0.07	(0.18)

Weighted average number of shares used in computing loss per share
Basic	203,163,310	203,137,831	203,918,702
Diluted	203,163,310	203,137,831	203,918,702

		Three Months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Net income (loss)	5,733	6,656	(18,028)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(2,493)	(4,629)	6,171
Other comprehensive income (loss)	(2,493)	(4,629)	6,171

Comprehensive income (loss)	3,240	2,027	(11,857)
Less:comprehensive loss attributable to non-controlling interest	-	-	-
Comprehensive income (loss) attributable to ReneSola	3,240	2,027	(11,857)

RENESOLA LTD
Unaudited Consolidated Statements of Cash Flow
(US dollar in thousands)
	Three Months Ended	Three Months Ended
	Mar 31, 2016	Mar 31, 2015

Operating activities:
Net profit/(loss)	5,733	(18,028)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	0	331
Depreciation and amortization	21,218	22,430
Amortization of deferred convertible bond issuances costs and premium	33	387
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	(1,108)	383
Loss on derivatives	(56)	(4,501)
Fair value change of warrant liability	(420)	(158)
Gain from settlement of certain payables
Gain from advances from customers	0	-
Share-based compensation	225	425
Loss on disposal of long-lived assets	1,208	(493)
Gain on disposal of solar project	(2,527)	-
Impairment of goodwill		-
Impairment of Intangible assets		-
Impairment of long-lived assets		-
Reversal of firm purchase commitment		-
Gain on disposal of subsidiaries		-
Gain on CB repurchase	(212)	(11,648)

Changes in assets and liabilities:
Accounts receivable	(15,263)	(6,921)
Inventories	2,489	52,526
Project assets and deferred project cost	(3,227)	(2,098)
Advances to suppliers	(9,728)	(23,833)
Amounts due from related parties	509	(170)
Value added tax recoverable	4,413	473
Prepaid expenses and other current assets	10,415	(2,245)
Prepaid land use rights, net	230	(742)
Proceeds from disposal of land use right		-
Deferred project costs
Accounts payable	(1,196)	21,510
Advances from customers	(3,465)	(27,133)
Income tax payable	1,548	99
Other current liabilities	(15,696)	(9,510)
Deferred revenue
Other long-term liabilities	(230)	(380)
Other non-current assets
Other long-term assets		(239)
Accrued warranty cost	1,854	2,520
Deferred taxes assets	(1,044)	(2,011)
Provision for litigation	(89)	-
Net cash provided by (used in) operating activities	(4,386)	(9,026)

Investing activities:
Purchases of property, plant and equipment	(2,240)	(387)
Advances for purchases of property, plant and equipment	-	(1,241)
Cash received from government subsidy	-	-
Proceeds from disposal of property, plant and equipment	-	23
Changes in restricted cash	(10,211)	(58,197)
Net cash received (paid) on settlement of derivatives	420	4,371
Purchases of investment securities	-	-
Proceeds from disposal of subsidiaries	5,140	-
Net cash provided by (used in) investing activities	(6,891)	(55,431)

Financing activities:
Proceeds from bank borrowings	264,262	265,599
Proceeds from issuance of common shares	-	-
Proceeds from related parties	-	(4,072)
Repayment of bank borrowings	(227,058)	(236,907)
Proceeds from exercise of stock options		1,625
Paid for CB repurchase	(25,931)
Share issuance costs		-
Repurchace from noncontrolling interests		-
Repurchase of convertible notes		(20,059)
Cash paid for ADS/s repurchase	(733)	-
Net cash provided by (used in) financing activities	10,540	6,186

Effect of exchange rate changes	1,379	6,280

Net increase (decrease) in cash and cash equivalents	642	(51,991)
Cash and cash equivalents, beginning of period/year	38,045	99,848
Cash and cash equivalents, end of period/year	38,687	47,857

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: May 23, 2016